July 3, 2008

Mail Stop 4561

Mr. Ron J. Copher
Chief Financial Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

> **Re: Glacier Bancorp**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the Fiscal Quarter Ended**
> **March 31, 2008**
> **File No. 0-18911**

Dear Mr. Copher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief